EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	% Owned	Doing Business As

620 Dyer LLC, a California corporation	100%

1815 Carnegie LLC, a California limited liability company	100%

Black Oak Gallery, a California corporation	100%	Blüm Oakland

Blum San Leandro, a California corporation	100%

Edible Garden Corp., a Nevada corporation	100%

EG Transportation LLC, a Nevada limited liability company	100%

GrowOp Technology Ltd., a Nevada corporation	100%

IVXX, Inc., a California corporation	100%

IVXX, LLC, a Nevada limited liability company	100%

MediFarm, LLC, a Nevada limited liability company	98%	Blüm Las Vegas Western
		Blüm Las Vegas Decatur
		Blüm Las Vegas Desert Inn

MediFarm I, LLC, a Nevada limited liability company	50%	Blüm Reno

MediFarm I Real Estate, LLC, a Nevada limited liability company	50%

MediFarm II, LLC, a Nevada limited liability company	55%

MediFarm So Cal, Inc., a California corporation	100%

121 North Fourth Street, LLC, a Nevada limited liability company	100%